UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 12, 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790 SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___    Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date:   December 12, 2018

Buenaventura Announces a Temporary Suspension of Production at Orcopampa Mine

LIMA, Peru--(BUSINESS WIRE)--December 12, 2018--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE:BVN)(Lima Stock Exchange:BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that it is temporarily suspending production at its Orcopampa mine from December 17, 2018 through January 31, 2019.

In line with the Company's strategy to prioritize Orcopampa’s De-bottlenecking Program over ore extraction as was announced within the Company’s 2Q18 Operating Release on July 12, 2018, Buenaventura´s management has made the necessary decision to cease production temporarily in order to focus on centralizing the operation.

The plan is to optimize the current infrastructure by improving the mine ventilation system and reinforcing the galleries to ensure the safety of Orcopampa’s on site team, consistent with Buenaventura’s ongoing focus on mine safety as the Company’s foremost priority. During the temporary suspension of production, approximately 550 workers will perform the activities related to optimizing the current infrastructure.

Total plan production for 2018 and 2019 will not be materially affected.

Buenaventura today informed the Peruvian Ministry of Labor of the temporary suspension of work due to Force Majeure.

The Company will provide updates accordingly once production at the Orcopampa mine has been reestablished.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Contacts in Lima:
Leandro Garcia, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Investor Relations Coordinator
(511) 419 2591/ rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com